UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306

Class B 74727D207

(CUSIP Number)

Pamela M. Lopker

100 Innovation Place

Santa Barbara, CA 93108

(805) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Pamela M. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 0 Class B – 0
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 0 Class B – 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 0% Class B – 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 74727D306/74727D207	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS The Lopker Living Trust dated November 18, 2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 0 Class B – 0
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 0 Class B – 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 0% Class B – 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Lopker Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 0 Class B – 0
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 0 Class B – 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 0% Class B – 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Estate of Karl F. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 0 Class B – 0
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 0 Class B – 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 0% Class B – 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D	Page 6 of 10 Pages

Item 1. Security and Issuer

Item 1 of the Original Statement is hereby amended and supplemented with the following:

This Amendment No. 6 (this “Amendment No. 6”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2015, as amended on July 22, 2016, October 19, 2017, September 26, 2019, June 30, 2021, and October 26, 2021 (as amended, the “Original Statement”) by and on behalf of Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 (the “Lopker Living Trust”), the Estate of Karl F. Lopker (the “Estate”) and the Lopker Family Foundation, and relates to the Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, par value $0.001 per share (“Class B Common Stock”, and, together with Class A Common Stock, “Common Stock”), of QAD Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 6 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Ms. Lopker

The Lopker Living Trust

The Lopker Family Foundation

The Estate

Ms. Lopker acts as sole trustee of the Lopker Living Trust. Ms. Lopker is the sole personal representative of the Estate. Ms. Lopker is President and a director of the Issuer. Ms. Lopker is an officer and board member of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Ms. Lopker disclaims beneficial ownership with respect to the shares owned by the Lopker Family Foundation.

The business address of Ms. Lopker and the Lopker Living Trust is 100 Innovation Place, Santa Barbara, CA 93108.

Ms. Lopker is a United States citizen and the other Reporting Persons are organized or existing under the laws of the United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 74727D306/74727D207	13D	Page 7 of 10 Pages

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented with the following:

The Issuer entered into an Agreement and Plan of Merger, dated as of June 27, 2021 (the “Merger Agreement”), with QAD Parent, LLC, a Delaware limited liability company (f/k/a Project Quick Parent, LLC) (“Parent”) and Project Quick Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”). On November 5, 2021 (the “Closing Date”), upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).

On the Closing Date, Parent completed the acquisition of the Issuer. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Issuer’s issued and outstanding shares of Common Stock (other than (i) certain shares of Class A Common Stock held by Ms. Lopker and the Estate, and Ms. Lopker’s children, Bo Lopker and Juliana Lopker, that are subject to Contribution and Exchange Agreements with QAD Ultimate Parent, LP (the “Contribution and Exchange Agreements”), (ii) the Common Stock issued and held by the Issuer or any of the Issuer’s direct or indirect wholly owned subsidiaries, and the Common Stock owned by Parent, Merger Sub, or any of their respective direct or indirect wholly owned subsidiaries, in each case immediately prior to the Effective Time, and (iii) the Common Stock that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders have properly exercised and validly perfected appraisal rights with respect to such Common Stock in accordance with, and who have complied with, Section 262 of the DGCL), were converted automatically at the Effective Time into the right to receive from Parent $87.50 in cash per Share (the “Merger Consideration”), without interest and subject to any withholding taxes required by applicable law, and the holders of such Common Stock shall cease to have any rights with respect thereto, except the Merger Consideration and the right to receive dividends and other distributions, in each case, in accordance with the terms and conditions set forth in the Merger Agreement.

Pursuant to the Contribution and Exchange Agreements, immediately prior to the Effective Time, Ms. Lopker and the Estate contributed to Parent 3,085,714 shares of solely Class A Common Stock, and Bo Lopker and Juliana Lopker each contributed 171,429 shares of solely Class A Common Stock, in exchange for Class A Units of the Parent.

In connection with the closing of the Merger, the Issuer notified NASDAQ Global Select Market (“Nasdaq”) that the Merger had been consummated and, as a result, trading of the Common Stock on Nasdaq has been halted prior to the opening of Nasdaq on the Closing Date. The Issuer requested Nasdaq to file with the SEC a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Shares from Nasdaq and the deregistration of the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer intends to file with the SEC a Form 15 suspending the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented with the following:

As a result of the transactions described in Item 4, each Reporting Person no longer beneficially owns any Common Stock, and each Reporting Person no longer has any voting or dispositive power over any Common Stock.

Furthermore, as a result of the transactions described in Item 4, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. This Amendment No. 6 is the final amendment to the Schedule 13D.

CUSIP NO. 74727D306/74727D207	13D	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D	Page 9 of 10 Pages

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of September 26, 2019 by and among Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and the Estate of Karl F. Lopker (previously filed with the Securities and Exchange Commission by the Reporting Persons on Schedule 13D/A on September 26, 2019).

CUSIP NO. 74727D306/74727D207	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2021

Pamela M. Lopker	/s/ Pamela M. Lopker
Pamela M. Lopker

/s/ Pamela M. Lopker
The Lopker Living Trust	Pamela M. Lopker, Trustee
The Lopker Living Trust dated November 18, 2013

/s/ Pamela M. Lopker
The Lopker Family Foundation	Pamela M. Lopker, President and CEO
Lopker Family Foundation

/s/ Pamela M. Lopker
The Estate	Pamela M. Lopker, Personal Representative Estate of Karl F. Lopker